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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                              (Name of the Issuer)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                       (Name of Person Filing Statement)

ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B ($25 PAR VALUE), CUSIP NO.
                                  745332 78 3
         4.70% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 20 5
         4.84% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 30 4
                (Title and CUSIP Number of Class of Securities)
                                  ____________

                                DONALD E. GAINES
                                   TREASURER
                            PUGET SOUND ENERGY, INC.
                            411 - 108TH AVENUE N.E.
                        BELLEVUE, WASHINGTON  98004-5515
                                 (425) 454-6363
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                                  ____________

                                   COPIES TO:
                                   ANDREW BOR
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                                  ____________

This Statement is filed in connection with:
  a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [X]  A tender offer.
  d. [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
                                  ____________

                           CALCULATION OF FILING FEE

================================================================================

        Transaction Valuation(1)                         Amount of Filing Fee
--------------------------------------------------------------------------------
             $ 45,323,015                                     $ 9,065
================================================================================

(1) Determined in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 13E-3, that the issuer purchases all outstanding shares of its
    (a) Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) ("Adjustable Rate Preferred") at $25.625 per share, net to the seller in cash, (b) 4.70% Preferred Stock ($100 par value) ("4.70% Preferred") at $89.32 per share, net to the seller in cash, and (c) 4.84% Preferred Stock ($100 par value) ("4.84% Preferred") at $91.51 per share, net to the seller in cash. As of the date hereof, 1,401,500 shares of Adjustable Rate Preferred, 56,215 shares of 4.70% Preferred and 47,956 shares of 4.84% Preferred are issued and outstanding.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $9,065            Filing party: Puget Sound Energy, Inc.
Form or registration no.: Schedule 13E-4  Date filed:  July 11, 1997
================================================================================

     This Rule 13e-3 Transaction Statement (this "Statement") relates to the Offer by Puget Sound Energy, Inc. ("PSE"), a Washington corporation, pursuant to its Offer to Purchase dated July 11, 1997 (the "Offer to Purchase"), to purchase any and all of the outstanding shares of the following series of Preferred Stock of PSE:


                                                                              PURCHASE PRICE
                                SERIES                                           PER SHARE
------------------------------------------------------------------------      --------------
Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value)              $25.625
4.70% Preferred Stock ($100 par value)                                            $89.32
4.84% Preferred Stock ($100 par value)                                            $91.51

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by PSE with the Securities and Exchange Commission (the "Commission") on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, which is filed herewith as Exhibit (g)(1), including all exhibits thereto, is expressly incorporated herein by reference and responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 13E-4.

            ITEM IN                                LOCATION IN
        SCHEDULE 13E-3                            SCHEDULE 13E-4
        --------------                            --------------
           Item 1(a)                                 Item 1(a)
           Item 1(b)                                 Item 1(b)
           Item 1(c)                                 Item 1(c)
           Item 1(d)                                     *
           Item 1(e)                                     *
           Item 1(f)                                     *
           Item 2(a)                                     *
           Item 2(b)                                     *
           Item 2(c)                                     *
           Item 2(d)                                     *
           Item 2(e)                                     *
           Item 2(f)                                     *
           Item 2(g)                                     *
          Item 3(a)(1)                                   *
          Item 3(a)(2)                                   *
           Item 3(b)                                     *
           Item 4(a)                                     *
           Item 4(b)                                     *
           Item 5(a)                                 Item 3(b)
           Item 5(b)                                 Item 3(c)
           Item 5(c)                                 Item 3(d)
           Item 5(d)                                 Item 3(e)
           Item 5(e)                                 Item 3(f)
           Item 5(f)                                 Item 3(i)
           Item 5(g)                                 Item 3(j)
           Item 6(a)                                 Item 2(a)
           Item 6(b)                                     *
           Item 6(c)                                 Item 2(b)
           Item 6(d)                                     *
           Item 7(a)                                  Item 3
           Item 7(b)                                     *
           Item 7(c)                                     *
           Item 7(d)                                     *
           Item 8(a)                                     *
           Item 8(b)                                     *
           Item 8(c)                                     *
           Item 8(d)                                     *
           Item 8(e)                                     *
           Item 8(f)                                     *
           Item 9(a)                                     *

            ITEM IN                                LOCATION IN
        SCHEDULE 13E-3                            SCHEDULE 13E-4
        --------------                            --------------
           Item 9(b)                                     *
           Item 9(c)                                     *
           Item 10(a)                                    *
           Item 10(b)                                    *
            Item 11                                   Item 5
           Item 12(a)                                    *
           Item 12(b)                                    *
           Item 13(a)                                    *
           Item 13(b)                                    *
           Item 13(c)                                    *
           Item 14(a)                                Item 7(a)
           Item 14(b)                                Item 7(b)
           Item 15(a)                                    *
           Item 15(b)                                 Item 6
            Item 16                                  Item 8(e)
           Item 17(a)                                Item 9(b)
           Item 17(b)                                    *
           Item 17(c)                                Item 9(c)
           Item 17(d)                                Item 9(a)
           Item 17(e)                                    *
           Item 17(f)                                Item 9(f)

_______________

* The Item is located in the Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION

     (a) The name of the issuer is Puget Sound Energy, Inc. ("PSE"), a Washington corporation. The address of its principal executive offices is 411 - 108th Avenue N.E., Bellevue, Washington 98004-5515.

     (b)-(d) The information set forth on the front cover page and in the section entitled "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (e)  Not applicable.

     (f) The information set forth in the section entitled "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is being filed by PSE, an electric and gas utility incorporated in the state of Washington. The address of PSE's principal executive offices is 411 - 108th Avenue N.E., Bellevue, Washington 98004-5515.

     (a)-(d)  Not applicable.

     (e) No executive officer or director of PSE has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) No executive officer or director of PSE has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which proceeding resulted in such officer or director being subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g)  Not applicable.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a)-(b)  Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information set forth on the front cover page and in the sections entitled "Introduction," "Summary," "Terms of the Offer," "Special Factors - Purpose of the Offer; Certain Effects of the Offer," "Source and Amount of Funds," "Transactions and Agreements Concerning the Shares" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b)  Not applicable.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     (a)-(g) The information set forth in the section entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The information set forth in the section entitled "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) The information set forth in the section entitled "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (c) The information set forth in the sections entitled "Special Factors -Purpose of the Offer; Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (d) Not applicable

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

     (a) The information set forth in the section entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b)  Not applicable.

     (c) The information set forth in the sections entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (d) The information set forth in the sections entitled "Special Factors," "Price Range of Shares; Dividends" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 8.  FAIRNESS OF THE TRANSACTION

     (a)-(e) The information set forth in the section entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a) The information set forth in the section entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a)-(b) The information set forth in the section entitled "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     Not applicable.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a) The information set forth in the section entitled "Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b) The information set forth in the sections entitled "Introduction" and "Special Factors-Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

     (a) The information set forth in the section entitled "Special Factors-Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference pursuant to General Information D to Schedule 13E-3.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION

     (a) The information set forth in the section entitled "Summary Financial Data" in the Offer to Purchase and in Exhibits (g)(2) and (g)(3) hereto is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

     (b)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a)  Not applicable.

     (b) The information set forth on the front cover page and in the section entitled "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference pursuant to General Instruction D to Schedule 13E-3.

ITEM 16.  ADDITIONAL INFORMATION

     The information set forth in the Offer to Purchase and the Form of Letter of Transmittal, copies of which are filed as Exhibits (d)(1) and (d)(2), respectively, is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)(1) Offer to Purchase dated July 11, 1997.

     (d)(2) Form of Letter of Transmittal.

     (d)(3) Notice of Guaranteed Delivery.

     (d)(4) Notice of Solicited Tenders.

     (d)(5) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 11, 1997.

     (d)(6) Form of Letter to Clients.

     (d)(7) Letter to Shareholders dated July 11, 1997.

     (d)(8) Press Release dated July 11, 1997.

     (d)(9) Summary Advertisement dated July 11, 1997.

     (d)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)(1) Issuer Tender Offer Statement on Schedule 13E-4 dated July 11, 1997 (Incorporated by reference to PSE's Schedule 13E-4 filed with the Securities and Exchange Commission on July 11, 1997).

     (g)(2) Annual Report on Form 10-K for the year ended December 31, 1996 (Incorporated by reference to PSE's From 10-K filed with the Securities and Exchange Commission on March 24, 1997).

     (g)(3) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (Incorporated by reference to PSE's Form 10-Q filed with the Securities and Exchange Commission on May 15, 1997).

                                   SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              PUGET SOUND ENERGY, INC.


                              By /s/ Donald E. Gaines
                                 -----------------------------------------
                                 Donald E. Gaines
                                 Treasurer

Dated:  July 11, 1997